[redacted]

15026060

SECU... ...SSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 31 2015
WASH DC
194 SECTION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 16229 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman Management LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York (City) New York (State) 10158 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James J. Dempsey 212-476-8538
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**OATH OR AFFIRMATION**

I, James J. Dempsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neuberger Berman Management LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

ANDREW B. ALLARD
Notary Public, State of New York
No. 31-4850999
Qualified in New York County
Commission Expires ~~8-25~~- 4/15/18

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| x | (a) | Facing page |
| x | (b) | Oath or Affirmation |
| x | (c) | Statement of Financial Condition |
| | (d) | Statement of Income |
| | (e) | Statement of Changes in Members' Capital |
| | (f) | Statement of Cash Flows |
| | (g) | Computation of Net Capital Under Rule 15c3-1 |
| | (h) | Exemptive Provision for Broker-Dealers under Rule 15c3-3 |
| | (h) | Exemption Report Under Rule 17a-5 |
| | (i) | Report of Independent Registered Public Accounting Firm |

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

# NEUBERGER BERMAN MANAGEMENT LLC

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

# Report of Independent Registered Public Accounting Firm

The Members
Neuberger Berman Management LLC:

We have audited the accompanying statement of financial condition of Neuberger Berman Management LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Neuberger Berman Management LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, NY
February 25, 2015

**NEUBERGER BERMAN MANAGEMENT LLC**

Statement of Financial Condition

December 31, 2014

(In thousands)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 75,056 |
| Receivables from affiliated funds: | | |
| Advisory and administrative fees receivable | | 35,532 |
| Other receivables | | 1,051 |
| Commission advances | | 1,768 |
| Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $397) | | 126 |
| Other assets | | 214 |
| Total assets | $ | 113,747 |
| **Liabilities and Members' Capital** | | |
| Liabilities: | | |
| Accrued compensation | $ | 39,236 |
| Due to affiliates | | 22,737 |
| Distribution fees payable | | 8,326 |
| Due to affiliated funds | | 1,053 |
| Payable to broker-dealers | | 557 |
| Income taxes payable | | 3,007 |
| Other liabilities | | 11,909 |
| Total liabilities | | 86,825 |
| Commitment and contingencies (note 8) | | |
| Members' capital | | 26,922 |
| Total liabilities and members' capital | $ | 113,747 |

See accompanying notes to the statement of financial condition.

## (1) Organization and Description of Business

Neuberger Berman Management LLC, a Delaware limited liability company (NB Management or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC a Delaware limited liability company (NBSH). NB Management is a registered limited purpose broker-dealer, registered investment adviser and a commodity pool operator engaged principally in providing distribution and investment advisory services to registered mutual funds which are part of the Neuberger Berman mutual funds complex (Mutual Funds). NB Management has retained three affiliates, Neuberger Berman LLC, Neuberger Berman Fixed Income LLC and Neuberger Berman Alternative Investment Management LLC, to act as sub-advisers with respect to certain Mutual Funds.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Although these estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

### *(b) Cash and Cash Equivalents*

Cash and cash equivalents consist primarily of investments in money market funds of $75.0 million which are highly liquid and payable on demand.

### *(c) Commission Advances*

Commission advances represent commissions paid to third party financial intermediaries in connection with sales of certain classes of Mutual Funds that are capitalized as advanced commissions.

This asset is amortized over a 12 month period which represents the period during which the Company earns 12b-1 fees and can earn a contingent deferred sales charge from the Mutual Funds.

### *(d) Securities Transactions*

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at market value or fair value as determined by management. For the year ended December 31, 2014, investments in money market funds are valued using the year end quoted net asset value per share.

### *(e) Income Taxes*

NB Management is a Delaware limited liability company, and is subject to the New York City unincorporated business tax (NYC UBT).

NB Management complies with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic, *Accounting for Uncertainty in Income Taxes*, which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach so that a tax benefit is only recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

## (3) Fair Value of Investments

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about investments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. In making such estimates, management includes, among other things, assumptions of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

At December 31, 2014, the Company's investments consisted solely of investments in money market funds which are reported as cash and cash equivalents on the statement of financial condition.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | | (In thousands) | | |
| Money market funds | $ 75,000 | — | — | $ 75,000 |
| Total investments | $ 75,000 | — | — | $ 75,000 |

(Dollars in thousands, except where noted)

**(4) Employee Benefit Plans**

The Retirement Contribution Program provides for a firm contribution allocated to a participant's 401(k) account in an amount equal to a fixed percentage of eligible earnings (as defined in the Plan) up to a cap. In 2014, the firm contribution was 15% of eligible earnings up to a maximum contribution of $34.5 for base and bonus employees and 10% of eligible earnings up to a maximum contribution of $26 for production paid employees. Subject to eligibility requirements (such as being employed with the firm for at least one year and being employed on December 31st of the plan year), all employees participate in the Plan. The firm contribution is immediately vested and the participant has full discretion in directing investments within his/her 401(k) account. Effective January 2015, employees will no longer be required to complete 12 months of service and will be eligible to participate immediately upon hire by the Company.

For 2014, the Company accrued approximately $2.4 million with respect to this program. Employer matching contributions are generally consistent with statutory and regulatory requirements and tax limits.

Certain eligible employees of NB Management participate in the NB Group Contingent Compensation Plan (Contingent Compensation Plan). Other than with respect to death, disability, retirement or involuntary termination without cause (as defined in the Contingent Compensation Plan documents), amounts deferred under the Contingent Compensation Plan may be forfeited should an employee no longer be employed by NB Management or an affiliated entity.

In accordance with the terms of the Contingent Compensation Plan, a certain percentage of the total annual cash compensation of eligible employees is contingent (Contingent Amount). Such Contingent Amounts are subject to vesting, payment, and forfeiture and repayment conditions. For the purposes of determining both eligibility to participate in the Contingent Compensation Plan and the contingent percentage, total compensation includes, but is not limited to, base salary, bonus, production compensation, and certain other compensation. However, in no event is base salary treated as contingent. In addition to other conditions in the Contingent Compensation Plan, the Contingent Amounts are subject to vesting over a period of three years.

The Contingent Amounts are payable in cash or eligible employees can also elect to receive a portion of their Contingent Amounts in the form of NBSH equity (or another non-cash form). Contingent Amounts paid in cash will be recorded in notional form in an account representing a notional investment that provides for a return (which may be positive or negative) based on a portfolio of Neuberger Berman investment management strategies, as selected by the Company. Vested Contingent Amounts payable in cash will be paid to eligible employees in a lump sum on or prior to March 15th of the year immediately succeeding the year in which such Contingent Amounts vest (subject to the satisfaction of the conditions for payment provided for in the Contingent Compensation Plan).

Any NBSH equity issued pursuant to such elections is subject to the same three year vesting period applicable to cash amounts payable under the Contingent Compensation Plan. In addition, certain employees of NB Management elected to receive a portion of their eligible 2014 compensation (over and above any amounts deferred in connection with the Contingent Compensation Plan) in the form of NBSH Class C-1 Profits Units. These NBSH Class C-1 Profits Units vest upon issuance. At December 31, 2014,

(Dollars in thousands, except where noted)

the Company recorded compensation expense related to such equity elections of approximately $5.8 million, with an obligation recorded in other liabilities in the statement of financial condition.

## (5) Income Taxes

The Company is a partnership for U.S. income tax purposes and as such is subject to NYC UBT.

As of December 31, 2014, the Company had a net deferred tax liability of $44.1 thousand included in other liabilities on the statement of financial condition which consisted of the following:

| | | 2014 |
|---|---|---|
| Deferred tax asset: | | |
| Deferred compensation | | — |
| Other | $ | 3.5 |
| Deferred tax asset before valuation | | 3.5 |
| Valuation allowance | | — |
| Deferred tax asset, net of valuation allowance | $ | 3.5 |
| Deferred tax liability: | | |
| Deferred compensation | | (47.6) |
| Total deferred tax liability | $ | (47.6) |
| Net deferred tax liability | $ | (44.1) |

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the statement of financial condition. During the year, the Company decreased the gross amount of unrecognized tax benefits by $120 thousand, which if recognized would favorably impact the Company's effective tax rate. The unrecognized tax benefits relate to the deductibility of compensation related expenses. At this time the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

A reconciliation of the beginning and ending balance of the unrecognized tax benefit is as follows:

| | | |
|---|---|---|
| Balance as of December 31, 2013 | $ | 2,658 |
| Additions based on tax positions related to the current year | | 519 |
| Subtractions based on net unrealized benefits for prior years | | (639) |
| Balance as of December 31, 2014 | $ | 2,538 |

(Dollars in thousands, except where noted)

## (6) Related Party Transactions

Due to affiliates of $22.7 million at December 31, 2014 represents $7.3 million due to NB Group for allocated services, $9.6 million payable to Neuberger Berman Fixed Income LLC for sub-advisory fees, $4.6 million payable to NB Alternative Investment Management LLC for sub-advisory fees and $1.2 million due to other affiliates.

## (7) Capital Requirements

As a limited purpose registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA), NB Management is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1. NB Management has elected to calculate net capital under such Rule in accordance with the alternative method which requires NB Management to maintain minimum net capital, defined, in the amount that is the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in such Rule. As of December 31, 2014, NB Management had net capital of $22.2 million, which exceeded the minimum net capital requirement by $22.0 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

## (8) Commitments and Contingencies

From time-to-time, NB Management is involved in legal proceedings concerning matters arising in connection with the conduct of its business. NB Management recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, NB Management accrues the most likely amount. If the amount is not determinable, NB Management accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of any such proceedings, in the aggregate, will not have a material adverse effect on NB Management's financial condition, results of operations or liquidity.

## (9) Subsequent Events

The Company's management has evaluated events occurring after the date of the statement of financial condition (subsequent events) through February 25, 2015, the date the statement of financial condition was issued, to determine whether any subsequent events necessitate adjustment to or disclosure in the statement of financial condition.